SO 12/9

02053931

KJ 12/3

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED NOV 20 2002 WASH. D.C. 180 SECTION

SEC FILE NUMBER
8-14509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Carl M. Hennig, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

206 North Main Street
(No. and Street)

Oshkosh (City) Wisconsin (State) 54901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas A. Harenburg (920) 231-6630
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name — *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P DEC 11 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

08 12-10

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Thomas A. Harenburg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carl M. Hennig, Inc., as of September 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public 9-8-04

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARL M. HENNIG, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2002

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Carl M. Hennig, Inc.

We have audited the accompanying statement of financial condition of Carl M. Hennig, Inc. as of September 30, 2002 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Carl M. Hennig, Inc. as of September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
November 5, 2002

CARL M. HENNIG, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2002

ASSETS		
Cash and cash equivalents	$	1,600
Receivable from broker/dealers		72,657
Securities owned, at market or fair value		225,256
Secured demand notes receivable		275,000
Furniture, equipment and leasehold improvements, at cost, net of $166,815 accumulated depreciation		35,230
Receivable from shareholder		175,000
Other assets		12,500
TOTAL ASSETS	$	797,243
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Payable to brokers/dealers	$	56,043
Accounts and commissions payable		17,748
Related party interest payable		117,000
Bank loans payable		65,000
Subordinated loans payable		475,000
Total Liabilities	$	730,791
SHAREHOLDERS' EQUITY		
Common stock, no par value; authorized 2,000 shares; issued and outstanding 800 shares	$	80,000
Additional paid in capital		225,000
Retained earnings (deficit)		(238,548)
Total Shareholders' Equity	$	66,452
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	797,243

The accompanying notes are an integral part of this financial statement.

CARL M. HENNIG, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Wisconsin on December 9, 1968. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Long and Short Securities - Securities positions are valued at market value or at the estimated fair value, as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Securities Transactions - Securities transactions of the Company including commission revenue and related expense are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and which are commonly referred to as "money market funds."

Deferred Income Taxes - Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities, are recognized in different years for financial and tax reporting purposes.

Depreciation - Depreciation of furniture and equipment is provided for using various methods over five to seven year periods. Depreciation of leasehold improvements is provided using the straight-line method over a thirty-one year period.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CARL M. HENNIG, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2002

NOTE 2 - SECURITIES OWNED

Securities owned consist of trading and investment securities at quoted market values or estimated fair values as illustrated below.

Equity securities at market value	$ 131,756
Non-publicly traded equity securities at estimated fair value	93,500
Warrants at estimated fair value	-0-
Total	$ 225,256

The Company's management has valued the non-publicly traded equity securities and the warrants to purchase additional shares of the same non-publicly traded equity securities at their fair value. In addition, the warrants are exercisable in four tranches with 300 shares of common stock being the maximum number of shares exercisable in each tranche. The first tranche is exercisable for one year beginning on June 28, 2002 at the exercise price of $13.00 per share. Each of the remaining 3 tranches is exercisable for successive one year periods beginning after the expiration of the first tranche. The exercise prices in the three remaining tranches are $14, $15 and $16 per share respectively.

NOTE 3 - BANK LOANS

The Company has an outstanding bank demand note at September 30, 2002, totaling $65,000 that bears a fluctuating interest rate equal to the lending institution's prime rate less 0.50%. This demand note is collateralized by securities owned by the majority shareholder. These securities are also collateral for the secured demand notes on the statement of financial condition.

NOTE 4 - PROFIT-SHARING PLAN

The Company has a discretionary profit-sharing plan covering substantially all of its employees. For the year ended September 30, 2002, no contribution was made to the plan.

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2002 the Company's net capital and required net capital were $204,299 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 20%.

NOTE 6 - RELATED PARTY TRANSACTIONS

A majority shareholder and officer of the Company has provided office space to the Company during the year ended September 30, 2002 and charged the Company $3,600. These charges represent rents for the first three months of the year. No amounts were charged or will be charged to the Company for the period January 1, 2002 through September 30, 2002.

In addition, the same shareholder was responsible for generating $84,917 in commissions revenue. No commission expense was charged or will be charged to the Company relating to this amount.

NOTE 7 - NET OPERATING LOSS CARRYFORWARD

The Company has yet unused a net operating loss carryforward for federal income tax purposes of $756,666 which expires on various dates beginning October 1, 2010.

NOTE 8 - SHAREHOLDER AGREEMENT

An agreement exists between the shareholders in which the majority shareholder has the first right to buy all the shares of the minority shareholders at a price equal to book value should the minority shareholders decide to sell their shares.

NOTE 9 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at September 30, 2002 are listed below. The subordinated lender is a shareholder of the Company.

Subordinated Loan		
	8.5%, due 06-30-04	$ 200,000
Liabilities Pursuant to Secured Demand Note Collateral Agreements		
	8%, due 01-31-04	175,000
	8%, due 09-30-05	100,000
	Total	$ 475,000

The subordinated borrowings are covered by agreements approved by the NASD and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 10 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company and its customers enter into securities transactions that include selling securities they do not own (short securities) and therefore they will be obligated to purchase such securities at a future date. These short securities transactions may expose the Company to off-balance risk in the event that the market price of these securities increases to such an extent that the Company or their customers are unable to fulfill their contractual obligation to purchase the securities. The Company's amount of risk with respect to short sales initiated on their own behalf, would be the amount required to purchase the equivalent securities at the increased market price. The Company's amount of risk with respect to short sales initiated on behalf of its customers, would be the amount required to purchase the equivalent securities at the increased market price, less any amounts collectible from the customer.

NOTE 10 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK - (Continued)

To execute the aforementioned transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. Either party may terminate the agreement without cause upon ninety days' prior written notice. Pursuant to terms of the agreement, the Company is prohibited from entering into any other similar agreement. To assure the Company's performance under this agreement, the Company is required to maintain a $50,000 deposit account with the Clearing Broker/Dealer. Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.